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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.           )*

JDA Software Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
46612K108
(CUSIP Number)
Orlando Bravo
c/o Thoma Cressey Equity Partners, Inc.
600 Montgomery Street, 32nd Floor
San Francisco, CA 94111
(415) 263-3660

Gerald Nowak
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	46612K108

1	NAMES OF REPORTING PERSONS: Thoma Cressey Equity Partners, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,603,603 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

3,603,603 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,603,603 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	As reported on the most recently filed Form 10-Q of the Issuer, 29,169,292 shares of common stock were outstanding as of April 30, 2006.

Page 2 of 10 Pages

CUSIP No.	46612K108

1	NAMES OF REPORTING PERSONS: Thoma Cressey Fund VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,603,603 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

3,603,603 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,603,603 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	As reported on the most recently filed Form 10-Q of the Issuer, 29,169,292 shares of common stock were outstanding as of April 30, 2006.

Page 3 of 10 Pages

CUSIP No.	46612K108

1	NAMES OF REPORTING PERSONS: Thoma Cressey Friends Fund VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,603,603 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

3,603,603 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,603,603 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	As reported on the most recently filed Form 10-Q of the Issuer, 29,169,292 shares of common stock were outstanding as of April 30, 2006.

Page 4 of 10 Pages

CUSIP No.	46612K108

1	NAMES OF REPORTING PERSONS: TC Partners VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,603,603 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

3,603,603 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,603,603 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	As reported on the most recently filed Form 10-Q of the Issuer, 29,169,292 shares of common stock were outstanding as of April 30, 2006.

Page 5 of 10 Pages

CUSIP No.	46612K108

1	NAMES OF REPORTING PERSONS: Carl D. Thoma

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,603,603 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

3,603,603 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,603,603 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	As reported on the most recently filed Form 10-Q of the Issuer, 29,169,292 shares of common stock were outstanding as of April 30, 2006.

Page 6 of 10 Pages

     Item 1. Security and Issuer.
     The class of equity security to which this statement relates is the common stock par value $0.01, per share (the “Common Stock”), of JDA Software Group, Inc., a Delaware corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are:
JDA Software Group, Inc.
14400 N. 87th St.
Scottsdale, AZ 85260
     Item 2. Identity and Background.
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Thoma Cressey Equity Partners, Inc., a Delaware corporation (“TCEP”), TC Partners VII, L.P., a Delaware limited partnership (“TC”), Thoma Cressey Fund VII, L.P., a Delaware limited partnership (“Fund VII”), Thoma Cressey Friends Fund VII, L.P., a Delaware limited partnership (“Friends Fund VII”), and Carl D. Thoma (“Thoma”). Thoma may be deemed to control TCEP, TC, Fund VII and Friends Fund VII as Thoma is the sole shareholder of TCEP, which in turn is the general partner of TC, which in turn is the general partner of both Fund VII and Friends Fund VII. TCEP, TC, Fund VII, Friends Fund VII and Thoma are collectively referred to as the “Reporting Persons.” The Common Stock of the Issuer deemed to be beneficially owned by each of the Reporting Persons is set forth in response to Item 5 of this Schedule 13D, which is incorporated by reference herein.
     The principal business address of each of the Reporting Persons is c/o Thoma Cressey Equity Partners, Inc., 233 South Wacker Drive, 92nd Floor, Chicago, IL 60606.
     The principal business of TCEP, TC, Fund VII and Friends Fund VII is that of a private investment fund engaging in the purchase and sale of investments for its own account. Thoma is the sole stockholder of TCEP.
     During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Thoma is a citizen of the United States.
     Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons are all affiliated with Fund VII and Friends Fund VII, which are private equity funds formed for the purpose of making investments in public and private securities. The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds. The Common Stock reported in this Schedule 13D may be acquired by the Reporting Persons, or their affiliates, upon converting the Series B Convertible Preferred Stock, par value $0.01 per share of the Issuer (the “Shares”) they received pursuant to that certain Preferred Stock

Page 7 of 10 Pages

Purchase Agreement (the “Purchase Agreement”), dated as of April 23, 2006, by and between Issuer, Fund VII and Friends Fund VII, listed as Exhibit A hereto.
     Item 4. Purpose of Transaction.
     The Reporting Persons and their affiliates acquired the right to convert the Shares into Common Stock for investment purposes. So long as the Reporting Persons, or their affiliates, own a majority of the Shares, such Reporting Persons and their affiliates have the right to elect one director to serve as a member of the Issuer’s board of directors.
     The Reporting Persons intend to optimize the value of its investments and, therefore, will review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of common stock or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
(a) - (b)	On July 5, 2006 Fund VII and Friends Fund VII purchased, in the aggregate, 50,000 Shares pursuant to the Purchase Agreement which may be converted, subject to the terms of the Certificate of Designation, into 3,603,603 shares of Common Stock. As of the date hereof, the Reporting Persons may be deemed to beneficially own and have sole power to vote and sole power of disposition over 3,603,603 shares of Common Stock, or approximately 11.0% of the Issuer’s outstanding Common Stock.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Issuer amended its certificate of incorporation to be consistent with the terms of that certain Certificate of Designation of Rights, Privileges, and Restrictions of the Series B Convertible Preferred Stock filed with the Delaware Secretary of State on July 5, 2006, listed as Exhibit B hereto.
     Fund VII and Friends Fund VII, hold rights to cause the Issuer to register the sale of their Common Stock under the Securities Act of 1933 pursuant to that certain Registration Rights Agreement, dated as of April 23, 2006, by and between the Issuer, Fund VII and Friends Fund VII, listed as Exhibit C hereto.

Page 8 of 10 Pages

     Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
     Item 7. Material to be filed as Exhibits.

Exhibit A	Preferred Stock Purchase Agreement, dated as of April 23, 2006, by and between Issuer, Fund VII and Friends Fund VII

Exhibit B	Certificate of Designation filed with the Delaware Secretary of State on July 5, 2006

Exhibit C	Registration Rights Agreement, dated as of April 23, 2006, by and between Issuer, Fund VII and Friends Fund VII

Exhibit D	Joint Filing Agreement, dated July 14, 2006, by and among each of the Reporting Persons

Page 9 of 10 Pages

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: July 14, 2006

Thoma Cressey Equity Partners, Inc.

By: /s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

TC Partners VII, L.P.

By: Thoma Cressey Equity Partners, Inc.
Its: General Partner

By: /s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

Thoma Cressey Fund VII, L.P.

By: /s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

Thoma Cressey Friends Fund VII, L.P.

By: /s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

/s/ Carl D. Thoma

Page 10 of 10 Pages